Golden Star Resource Corp.

Suite #300-500 North Rainbow Boulevard

Las Vegas, Nevada

89107

760-610-4104

goldenstarresourcecorp79@gmail.com

March 23, 2016

U. S. Securities and Exchange Commission

450 Fifth Street

Washington, D.C. 20549

Attention:	Mr. John Reynolds
Assistant Director
Office of Beverages Apparel and mining

Re:	Golden Star Resource Corporation
Form 10-K for Fiscal Year Ended June 30, 2015
Filed September 29, 2015
SEC File No. 000-52837

Dear Mr. Reynolds

We have received your comment letter. We would like to request more time in order to respond to your comments. If this is acceptable, we will be able to have a response to your comments on or before April 15, 2016.

Sincerely,

GOLDEN STAR RESOURCE CORP.

By:	/s/ Marilyn Miller
Marilyn Miller
Director